UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308	Page 2 of 7

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type OF Reporting Person CO

CUSIP No. 52729N308	Page 3 of 7

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type OF Reporting Person CO

CUSIP No. 52729N308	Page 4 of 7

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type OF Reporting Person CO

CUSIP No. 52729N308	Page 5 of 7

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO; AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type OF Reporting Person CO

Preamble

This Amendment No. 7 amends the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011, May 21, 2012, June 17, 2014, November 12, 2014, March 2, 2015 and November 1, 2016 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary of STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On November 1, 2017, the Issuer consummated the Combination contemplated by the Merger Agreement. Pursuant to the Merger Agreement, upon consummation of the Combination, STT Crossing received approximately $1,723.3 million in cash and 92,904,239 shares of common stock of the Company in exchange for 65,031,667 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) — (b) The Reporting Persons do not beneficially own any shares of the Common Stock.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5.0% of the Common Stock on November 1, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo Soo Shen
Name:	Christina Choo Soo Shen
Title:	Authorized Signatory

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT CROSSING LTD

By:	/s/ Johnny Ong Seng Huat
Name:	Johnny Ong Seng Huat
Title:	Director